Filed Pursuant to Rule 433 Registration No. 333-211317 Registration No. 333-211317-01 October 3, 2018

The information in this pricing supplement supplements the preliminary prospectus supplement, dated October 3, 2018 (the “Preliminary Prospectus Supplement”) and supersedes the information in the Preliminary Prospectus Supplement to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement.

$750,000,000 3.50% Senior Notes due 2022 (the “2022 Notes”) $1,000,000,000 4.15% Senior Notes due 2028 (the “2028 Notes”) $1,250,000,000 4.80% Senior Notes due 2049 (the “2049 Notes”)
Issuer:	Enterprise Products Operating LLC

Guarantee:	Unconditionally guaranteed by Enterprise Products Partners L.P.

Ratings:*	Baa1 by Moody’s Investors Service, Inc. BBB+ by S&P Global Ratings BBB+ by Fitch Ratings Inc.

Trade Date:	October 3, 2018

Expected Settlement Date:	October 11, 2018 (T+5)

Note Type:	Senior Unsecured Notes

Legal Format:	SEC Registered

Principal Amount:	$750,000,000 for the 2022 Notes (Senior Notes VV) $1,000,000,000 for the 2028 Notes (Senior Notes WW) $1,250,000,000 for the 2049 Notes (Senior Notes XX)

Maturity Date:	February 1, 2022 for the 2022 Notes October 16, 2028 for the 2028 Notes February 1, 2049 for the 2049 Notes

Coupon:	3.50% for the 2022 Notes 4.15% for the 2028 Notes 4.80% for the 2049 Notes

Interest Payment Dates:

February 1 and August 1, commencing February 1, 2019 for the 2022 Notes

April 16 and October 16, commencing April 16, 2019 for the 2028 Notes

February 1 and August 1, commencing February 1, 2019 for the 2049 Notes

Price to Public:	99.985% for the 2022 Notes 99.764% for the 2028 Notes 99.390% for the 2049 Notes

Net Proceeds (after underwriting discounts and offering expenses):	$2,965,940,000

Benchmark Treasury:	2.750% due September 15, 2021 for the 2022 Notes 2.875% due August 15, 2028 for the 2028 Notes 3.125% due May 15, 2048 for the 2049 Notes

Benchmark Treasury Yield:	2.956% for the 2022 Notes 3.179% for the 2028 Notes 3.339% for the 2049 Notes

Spread to Benchmark Treasury:	+55 bps for the 2022 Notes +100 bps for the 2028 Notes +150 bps for the 2049 Notes

Yield to Maturity:	3.506% for the 2022 Notes 4.179% for the 2028 Notes 4.839% for the 2049 Notes

Optional Redemption:

2022 Notes:

At any time, in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2022 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2022 Notes to be redeemed (exclusive of interest accrued to the redemption date), discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 10 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

2028 Notes:

At any time prior to July 16, 2028 (the “2028 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2028 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2028 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2028 Notes had matured on the 2028 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 15 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2028 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2028 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

2049 Notes:

At any time prior to August 1, 2048 (the “2049 Notes Par Call Date”): in whole or in part, at a price equal to the greater of (i) 100% of the principal amount of the 2049 Notes to be redeemed or (ii) the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the 2049 Notes to be redeemed (exclusive of interest accrued to the redemption date) that would have been due if the 2049 Notes had matured on the 2049 Notes Par Call Date, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) at the applicable treasury yield plus 25 basis points; plus, in either case, accrued and unpaid interest to the redemption date.

On or after the 2049 Notes Par Call Date: in whole or in part, at a price equal to 100% of the principal amount of the 2049 Notes to be redeemed plus accrued and unpaid interest to the redemption date.

CUSIP/ISIN:	29379V BS1 / US29379VBS16 on the 2022 Notes 29379V BT9 / US29379VBT98 on the 2028 Notes 29379V BU6 / US29379VBU61 on the 2049 Notes

Joint Book-Running Managers:

Citigroup Global Markets Inc.

Credit Suisse Securities (USA) LLC

RBC Capital Markets, LLC

SMBC Nikko Securities America, Inc.

Barclays Capital Inc.

Mizuho Securities USA LLC

MUFG Securities Americas Inc.

SunTrust Robinson Humphrey, Inc.

U.S. Bancorp Investments, Inc.

Wells Fargo Securities, LLC

Senior Co-Managers:

BBVA Securities Inc.

Deutsche Bank Securities Inc.

DNB Markets, Inc.

J.P. Morgan Securities LLC

Merrill Lynch, Pierce, Fenner & Smith

Incorporated

Morgan Stanley & Co. LLC

Scotia Capital (USA) Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Co-Managers:	BMO Capital Markets Corp. Credit Agricole Securities (USA) Inc. PNC Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer has filed a registration statement (including a prospectus) with the Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Issuer has filed with the SEC for more complete information about the Issuer and this offering. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. at 1 (800) 831-9146, Credit Suisse Securities (USA) LLC at 1 (800) 221-1037, RBC Capital Markets, LLC at 1 (866) 375-6829 or SMBC Nikko Securities America, Inc. at 1 (888) 868-6856.